U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

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                                                       SEC FILE NUMBER

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                              (Check One):
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                                                        CUSIP NUMBER
                                                       909 21 U-10-0
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     [ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q
                         and Form 10-QSB [ ] Form N-SAR
                      For Period Ended: September 30, 1999

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                  [  ]     Transition Report on Form 10-K
                  [  ]     Transition Report on Form 20-F
                  [  ]     Transition Report on Form 11-K
                  [  ]     Transition Report on Form 10-Q
                  [  ]     Transition Report on Form N-SAR
                  For the Transition Period Ended:  ______________

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                  Nothing  in this form  shall be  construed  to imply  that the
         Commission has verified any information contained herein.

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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

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PART I--REGISTRATION INFORMATION

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         Full Name of Registrant: Unistar Financial Service Corp.
         Former Name if Applicable:  N/A

         Address of Principal Executive Office (Street and Number)

                                                 4635 McEwen Road
                                                Dallas, Texas 75244



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PART II--RULES 12B-25 (B) AND (C)
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If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b)           The subject annual report, semi-annual report, transition
report on Form 10-K, 20-F, 11-K, 10-Q or N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]     (c)      The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.

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PART III--NARRATIVE
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State  below in  reasonable  detail the  reasons  why annual  report,  quarterly report, transition report on Form 10-and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB or N-SAR or portion thereof could not be filed within the prescribed period.

         The Company is still in the process of obtaining additional information necessary for the completion of its financial statements.

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PART IV--OTHER INFORMATION

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         (1)  Name and telephone number of person to contact in regard to this notification

    F. Jeffrey Nelson                    972                       702-0800
          (Name)                    (Area Code)               (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                            [X]  Yes    [  ]  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [X]  Yes    [  ]  No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Total revenue is expected to be approximately $17 million, which is lower for the three months ended September 30, 1999, compared to the three months ended June 30, 1999, due to a reduction in the number of policies written. The Company believes this reduction is due in part to increases in rates charged to policyholders and to the recent adverse publicity relating to the Company. Net loss for the three months ended September 30, 1999, is expected to total approximately $2.2 million , or .09 cents per share on a fully diluted basis, compared to net income for the three months ended June 30, 1999, totaling $216,000 or .01 cents per share on a fully diluted basis.



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                         Unistar Financial Service Corp.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 12, 1999
                                     By:   /s/ F. Jeffrey Nelson
                                          --------------------------------------
                                          F. Jeffrey Nelson,
                                          President, Chief Executive Officer and
                                          Chief Financial Officer



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be field with the form.

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                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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